                                  [JAFFE LOGO]
                           JAFFE RAITT HEUER & WEISS
                           A Professional Corporation

       27777 FRANKLIN ROAD, SUITE 2500 o SOUTHFIELD, MICHIGAN 48034-8214
                     PHONE 248.351.3000 o FAX 248.351.3082
                                www.jaffelaw.com



                                                             PSUGAR@JAFFELAW.COM
                                                                    248.727.1456
                                                             JWEISS@JAFFELAW.COM
                                                                    248-727-1465


                                November 20, 2006


Ms. Louise Dorsey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sun Communities, Inc. -- SEC Comment Letter regarding Form 10-Q for the quarter ended March 31, 2006

Dear Ms. Dorsey,

         By letter dated July 13, 2006, the Staff has requested that Sun Communities, Inc. and Sun Communities Operating Limited Partnership ("SCOLP", and both registrants together, "Sun") explain why certain disclosures regarding findings in the Commission's Administrative Order entered on February 27, 2006 (the "Order") were not made in Sun's Quarterly Report for the Quarter Ended March 31, 2006. In numerous telephone conversations with the Staff, and by letter dated August 3, 2006, Sun and its advisors have been working with the Staff to appropriately respond to the Staff's requests.

         This response to the Staff's request is submitted on behalf of Sun. The text of the comments in the Staff's July 13, 2006 letter and Sun's responses are set forth below:

Comment: Note 12 -- Contingencies

     1. You disclose that the Order does not impose any monetary penalties, nor do the terms of the Order require the Company to restate any of its prior financial statements. However, we note that the Company agreed to a cease and desist order that states your financial statements are materially misstated and lists the amounts and percentages of the misstatements. Please tell us why you did not disclose the findings of the Enforcement division related to the material misstatement of your prior financial statements and provide an explanation to investors as to why the company does not believe it should restate its financial statements in light of those findings.




           ANN ARBOR o BIRMINGHAM o DETROIT o PORT HURON o SOUTHFIELD

Louise Dorsey
November 20, 2006
Page 2



         Response: Sun did not disclose the findings of the Enforcement division related to the material misstatement of its prior financial statements because it believed that the disclosures in the 10-Q regarding the findings in the Order were adequate to fully inform investors in the context of the financial and other information presented in the 10-Q. Further, Sun believed that the disclosure in the 10-Q regarding the Order, together with the disclosures contained in Sun's prior filings, the availability of the Order on the SEC's web site and other public statements and announcements regarding the Order, provided full, fair and complete disclosure of the material aspects of the Order.

         In light of the Staff's comment, Sun has reevaluated the disclosures regarding the Order contained in its 10-Q and has expanded the disclosures to include the Enforcement division's calculations of the overstatements. Sun also has stated that it does not believe it should restate its financial statements because it believes the effect of the findings is not material, either quantitatively or qualitatively, to the Company's financial statements as a whole. These disclosures are included in Note 12 of Sun's Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006.

     2. Also, provide us with a draft of your disclosure that addresses the above stated concerns that you will include in the company's upcoming filing or in an amended March 31, 2006 10-Q. If you believe no restatement is required, including a restatement of the Selected Financial Data for 2002 and 2001, explain the basis for that conclusion to us and include sufficient specificity of the nature and amount of each error and a materiality analysis for the errors, individually and in the aggregate.

         Response: Drafts of the proposed disclosures were submitted to the Staff and discussed in telephone conversations prior to Sun's filing of its 3rd quarter Form 10-Q.

         Sun's conclusion that no restatement is required, including a restatement of the Selected Financial Data for 2002 and 2001, is based on the following factors:

     1. The findings in the Order state that Sun understated losses totaling $4.7 million in 2001 and $2.7 million in 2002. These amounts (a) were determined by the Staff, (b) were never explained to Sun, (c) to Sun's knowledge are unsupported and unsupportable by GAAP and (d) were never admitted by Sun. Simply stated, accounting personnel at Sun are unable to conceive of a set of accounting assumptions that would result in the amounts of understatements reflected in the Order. For example, the total SunChamp losses for 2001, as computed by Sun, were $4.6 million and interest income reported on the notes was $338 thousand. If Sun was to take all of the SunChamp losses, it would have reported $4.6 million. However, the allocation of half of the losses to Champion was not challenged by the Staff during the investigation or in the Order. Consequently, the $4.7 million alleged understatement is not reconcilable based on the facts presented.

Louise Dorsey
November 20, 2006
Page 3


     2. Sun has attempted to calculate the impact of the findings of the Order on its prior financial statements and has concluded that, as a worst case, the amounts of understated loss for 2001 and 2002 were $2,297,000 and $2,067,000 respectively.(1)

     3. No officer of Sun can provide the required certifications with respect to the amounts contained in the Order.

     4. In February of 2006, the Order was prominently disclosed in press releases by the Commission, in disclosures by Sun and in follow up newspaper articles. Further, the substance of the Order was discussed in questions and answers on management conference calls and in write-ups and reports by analysts following Sun's stock. The effect on Sun's share price was insignificant and temporary.

     5. The only current financial disclosure regarding the 2001 and 2002 years is in the five-year summary of selected financial data included in Sun's Form 10-K for the year ended December 31, 2005. This summary is provided pursuant to Item 301 of Regulation S-K for the purpose of supplying "selected financial data which highlight certain significant trends in the registrant's financial condition and results of operations." In viewing the summary information as filed, management cannot discern any significant trend information related to the matters in the Order that could be helpful to users of Sun's financial statements. Moreover, any possible significant trends are not affected by recognition of additional losses as computed by Sun and discussed in point 2 above.

         Materiality Analysis: The current legal standard for determining the materiality of a misstatement or omission was established by the U.S. Supreme Court in TSC Industries, Inc. v. Northway, Inc.(2) and Basic Inc. v. Levinson.(3) The rule can be stated as follows: A misstatement or omission is "material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote" (Northway) or whether to purchase or sell (Basic) a security.

         SAB NO. 99 -- MATERIALITY informs the analysis applied to misstatements or omissions in a financial report. SAB 99 is consistent with the holdings of the Supreme Court. As in Northway and Basic, to find an item material, SAB 99 requires a showing of "a substantial likelihood that a reasonable person would consider it important." This determination of importance must be made in the context of the "total mix" of information presented to the user of the financial statements. Citing SFAC NO. 2. SAB 99 and the FASB pronouncements emphasize that a numerical percentage threshold or other similar objective test cannot by itself suffice for a final determination as to materiality of an item. In the context of a misstatement of a financial statement item, "while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for


-------------------------
(1) The initial draft of calculations supporting these amounts were submitted to the Staff with Sun's August 3, 2006 letter. The final calculations reflect minor adjustments.
(2)  426 U.S. 438 (1976).
(3)  485 U.S. 224 (1988).

Louise Dorsey
November 20, 2006
Page 4


this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality." SAB NO. 99 -- Materiality.

         The impact on a reasonable stockholder's voting or investment decision is the litmus test established by the Supreme Court and should be the principal measurement used. So, in the context of this matter, it is fair to ask whether a reasonable Sun stockholder is substantially likely to change his or her investment or voting decisions for Sun's shares based upon restated 2001 and 2002 financial items disclosed in the five-year summary.

         The errors described in the findings in the Order would require reversals of interest income and other miscellaneous items totaling $338,000 and $93,000, respectively, in 2001 and 2002. These amounts would be more than offset by adjustments to minority interest allocations of $351,000 in 2001 and $276,000 in 2002. Sun calculates allocation of losses in SunChamp in the manner suggested by the Order would reduce net income from $33.9 million to $31.6 million in 2001 and from $13.6 million to $11.7 million in 2002. The effect of these adjustments on evident trends in the five year Summary is insignificant and would not change the direction of any observed trend.

         A further element in considering the materiality of reported earnings to investors' decision-making is the fact that the two factors most relied upon by Sun's investors to gauge the Company's performance are dividends and funds from operations ("FFO"), a non-GAAP measure. Throughout the periods in question, trends in the Company's dividends and FFO were consistent and are unaffected by the errors described in the findings in the Order.

         Based on this analysis, Sun has concluded that the effect of the errors cited in the Order are not quantitatively and qualitatively material to Sun's financial statements as a whole.

                                Very truly yours,

                           JAFFE, RAITT, HEUER & WEISS
                            Professional Corporation

                                 /s/ Peter Sugar

                                   Peter Sugar

cc.      Daniel L. Gordon, Branch Chief
         Eric C. McPhee, Staff Accountant
PS/